Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E 2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

November 14, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Brian McAllister

Dear Sirs:

Re:

Asia Electrical Power International Group, Inc.

Registration Statement on Form SB-2 – Amendment No. 4

Commission File No. 333-120114

Thank you for your letter and comments dated October 3, 2005.  We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 4 to the Registration Statement on Form SB-2/A for Asia Electrical Power International Group, Inc. (the “Company”), which has been amended pursuant to your comments.

The corresponding answers to your questions are as follows:

Management’s discussion and Analysis or Plan of Operation

1.

We have updated our Management Discussion and Analysis to discuss the material changes between the fiscal years December 31, 2004 and 2003 and for the interim period September 30, 2005 and 2004.

Liquidity and Capital Resources

2.

We have updated the amount we received in shareholder loans as of September 30, 2005 and as of to date.

Paper copies of the SB-2/A with changes marked up will be couriered to you shortly.

Please direct any further comments or questions to our administrative branch office at (604) 697-8899 or by e-mail: dena@magnumgroup.org.  Thank you.

Yours truly,

Asia Electrical Power International Group Inc.

/s/ “Yulong Guo”

Yulong Guo,

President